UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2009
Commission File Number: 000-52786

ZHAOHENG HYDROPOWER LIMITED

F/19, Unit A, JinFengCheng Building
5015 Shennan East Road
Shenzhen, China 518015

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

EXPLANATORY NOTE

This Current Report on Form 6-K/A is being filed to supplement descriptions in changes in registrant’s certifying accountant of the Form 6-K filed by the Reporting Person on July 30, 2009 and include an exhibit that was not previously filed.

Changes in Registrant’s Certifying Accountant

On July 7, 2009, the Board of Directors of Zhaoheng Hydropower Limited (the “Company”) approved the dismissal of Sherb & Co., LLP (“Sherb”) as the Company’s independent registered public accounting firm and the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PricewaterhouseCoopers”) as the Company’s independent registered public accounting firm for the year ending December 31, 2009. Sherb had been the auditor of Zhaoheng Hydropower Company (“Zhaoheng”) for the past two fiscal years. On May 13, 2009, Zhaoheng merged with the Company, formerly a subsidiary of the Zhaoheng, with the Company continuing as the surviving entity after such merger.

The reports of Sherb on the financial statements of  Zhaoheng for the past two fiscal years did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During Zhaoheng’s two most recent fiscal years and through the date of this report, there were no disagreements with Sherb on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Sherb, would have caused Sherb to make reference to the subject matter of such disagreements in its report on Zhaoheng’s financial statements for such periods.

During Zhaoheng’s two most recent fiscal years and through the date of this report, there were no “reportable events”, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided Sherb with a copy of the foregoing disclosure and requested that Sherb provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements.  A copy of such letter, dated July 28, 2009, is filed as Exhibit 16.1 to this report.

The Company engaged PricewaterhouseCoopers as its new independent registered public accounting firm effective as of July 23, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZHAOHENG HYDROPOWER LIMITED (Registrant)

Date August 13, 2009	By:	/s/ Guosheng Xu
Name: Guosheng Xu
Title: Chief Executive Officer